CENTRAL JAPAN RAILWAY COMPANY

JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395

RECEIVED
2008 OCT 15 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 9, 2008


08005391

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

PROCESSED
OCT 17 2008
THOMSON REUTERS

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 河田 仁

Name: Masashi Kawada
Title: Manager
Stock Section
Administration Department

Enclosures

RECEIVED

2008 OCT 15 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(1)(iii)

A. Documents for Which an English Version is Readily Available

None.

B. Japanese Language Documents for Which an English Version is Not Readily Available

1. Quarterly Securities Report and the related documents thereto, which were filed with the Director of the Kanto Local Finance Bureau

   a. Quarterly Securities Report (including audited consolidated quarterly financial statements), dated August 12, 2008, for the first quarter of the 22nd fiscal year ended June 30, 2008 (a brief description of said Report is set forth in Exhibit B)

   b. Confirmation Letter, dated August 12, 2008, confirming the adequacy of the Quarterly Securities Report set forth in a. above (a brief description of said document is set forth in Exhibit B)

   c. Amendment to the Shelf Registration Statement, dated August 12, 2008, adding the Quarterly Securities Report set forth in a. above to the list of documents incorporated by reference in the Shelf Registration Statement dated October 17, 2007 (the "Shelf Registration Statement") with regard to the registration of the bonds to be issued in the aggregate principal amount up to 500,000 million yen

2. Brief announcement of financial results and the reference materials attached thereto

   Brief announcement of consolidated financial statements, dated July 29, 2008, for the first quarter ended June 30, 2008 which contained an outline of the financial results of the said quarter, together with the attached materials (an extracted English translation titled "Summary of Financial Report for the Three Months Ended June 30, 2008 (Unaudited)" is attached as Attachment 1)

3. Press releases which may be material to an investment decision

   a. Press release titled "Change in Officers" dated July 14, 2008 (an English translation is attached as Attachment 2)

4. Corporate Governance Report and its amendment

   a. Corporate Governance Report, updated as of July 14, 2008 and filed by the Company with the Tokyo Stock Exchange, the Osaka Securities Exchange and the

Nagoya Stock Exchange, and made public by each such Exchange on the same date (a brief description of said document is set forth in Exhibit B)

RECEIVED
2008 OCT 15 A 11:22

Exhibit B

Brief Description of the Japanese Language Documents Designated in Exhibit A

1. Quarterly Securities Report (including audited consolidated quarterly financial statements), dated August 12, 2008, for the first quarter of the 22nd fiscal year ended June 30, 2008

Under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law"), the Company, which has its common stock listed on the First Sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (collectively, the "Stock Exchanges"), is required to file with the Director of the Kanto Local Finance Bureau (the "KLFB"), a Quarterly Securities Report within forty-five (45) days after the end of each quarterly period except for the fourth quarterly period, *i.e.*, June 30, September 30 and December 30. A Quarterly Securities Report filed by the Company is made public at the KLFB, the Stock Exchanges and the head office and major branch offices of the Company pursuant to the Financial Instruments and Exchange Law.

The information contained in the above-referenced Quarterly Securities Report for the first quarter of the 22nd fiscal year ended June 30, 2008 includes, *inter alia*, an outline of the Company, its business conditions, capital investment, major shareholders, development of its stock price and management for the said quarter. The audited quarterly consolidated financial statements for said quarter ended June 30, 2008 are also included therein.

The information contained in the above-referenced Quarterly Securities Report, which is material to investment decisions, is also contained, to a large extent, in the brief announcement of consolidated financial statements, dated July 29, 2008, for the quarter ended June 30, 2008. The extracted English translation thereof is attached as Attachment 1.

2. Confirmation Letter, dated August 21, 2008, confirming the adequacy of the Quarterly Securities Report

Under the Financial Instruments and Exchange Law, the Company is required to file with the Director of the KLFB, a Confirmation Letter confirming the adequacy of the Quarterly Securities Report, at the same timing as the filing of said Quarterly Securities Report.

3. Corporate Governance Report, updated as of July 14, 2008, and filed by the Company with the Stock Exchanges and made public by the Stock Exchanges on the same date

Under the Securities Listing Regulations of the Tokyo Stock Exchange and the similar rules and regulations of the Osaka Securities Exchange and the Nagoya Stock Exchange, the Company is required to file a Corporate Governance Report with each such Exchange, and the latest version of such Report, if any amendment is made thereto. The Corporate Governance Report so filed by the Company is made public by each such Exchange under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

RECEIVED

2008 OCT 15 A 11:27

Summary of Financial Report for the Three Months Ended June 30, 2008 (Unaudited)

English translation from the original Japanese-language document

July 29, 2008

Company Name	Central Japan Railway Company
Stock Exchange Listings	Tokyo, Osaka and Nagoya
Code Number	9022
URL	http://www.jr-central.co.jp
Representative	Masayuki Matsumoto, President and Representative Director
Contact Person	Katsumi Miyazawa, Director and General Manager of the Public Relations Department (Tel +81-52-564-2549)
Expected Date of Presentation of Quarterly Financial Statement Reports	Unfixed

1. Results for the three months ended June 30, 2008

(1) Consolidated financial results (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2009 1st Quarter	379,816	-	124,902	-	94,345	-	55,542	-
Fiscal 2008 1st Quarter	377,410	4.3	130,089	5.6	96,135	11.9	56,353	11.8

	Earnings per share - basic	Earnings per share - diluted
	Yen	Yen
Fiscal 2009 1st Quarter	28,193.44	-
Fiscal 2008 1st Quarter	28,606.51	-

Note Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding three-month period of the previous year.

(2) Consolidated financial position (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Total assets	Equity	Net worth ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2009 1st Quarter	5,132,265	981,903	18.8	490,261.48
Fiscal 2008	5,149,238	930,763	17.8	464,467.22

Reference Net worth : Fiscal 2009 1st Quarter 965,837 million yen. Fiscal 2008 915,021 million yen.

2. Cash dividends

	Cash dividends per share				
Basis	1st Quarter	2nd Quarter	3rd Quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal 2008	-	4,000.00	-	4,500.00	8,500.00
Fiscal 2009	-				9,000.00
Fiscal 2009 (Forecast)		4,500.00	-	4,500.00	

Note Changes in the forecast of cash dividends for Fiscal 2009 : none

3. Consolidated forecast for Fiscal 2009 (Year ending March 31, 2009)

	Operating revenues		Operating income		Ordinary income		Net income		Earnings per share - basic
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Fiscal 2009 2nd Quarter	771,000	-	244,000	-	183,000	-	106,000	-	53,805.85
Fiscal 2009	1,552,000	△0.5	405,000	△6.8	256,000	△7.3	149,000	△6.7	75,632.75

Note 1. Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

2. Changes in the consolidated forecast for Fiscal 2009 : none

4. Others

(1)Changes in organization of significant consolidated subsidiaries : none

(2)Whether the simplified method is adopted for the accounting procedure or not : adopted (Tax expense is calculated using estimated effective tax rate.)

(3)Changes in accounting method, procedures and method of disclosure in preparation of quarterly consolidated financial statements
①Changes due to accounting pronouncement : changed (Adoption of "Accounting Standard for Quarterly Financial Statements", "Implementation Guidance for Accounting Standards for Quarterly Financial Statements", and "Regulation for Quarterly Consolidated Financial Reporting".)
②Others : changed (Early adoption of "Accounting Standard for Lease Transaction" and "Implementation Guidance for Accounting Standards for Lease Transaction", which is effective for fiscal years beginning on April 1, 2009.)

(4)Number of common shares outstanding at the end of each period
①Number of issued and outstanding at the end of each period (Including treasury stocks)

Fiscal 2009 1st Quarter	2,240,000 shares
Fiscal 2008	2,240,000 shares

②Number of treasury stocks at the end of each period

Fiscal 2009 1st Quarter	269,954 shares
Fiscal 2008	269,954 shares

③Average number of shares outstanding for the period

Fiscal 2009 1st Quarter	1,970,046 shares
Fiscal 2008 1st Quarter	1,969,951 shares

Note The above forward-looking statements in this report are based on estimates, assumptions that reflect information available as of the day of release of this report. The accuracy of forecasts above, therefore, is inherently uncertain because it is affected by future economic trends and environment.

QUARTERLY CONSOLIDATED BALANCE SHEETS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen	
	As of June 30, 2008	As of March 31, 2008
ASSETS		
Current assets:		
Cash and time deposit	40,103	32,014
Trade notes receivables	25,505	37,671
Railway fares receivables	19,453	21,445
Inventories	18,410	15,331
Deferred tax assets	23,225	23,486
Other current assets	36,043	39,769
Allowance for doubtful accounts	△ 14	△ 7
Total current assets	162,728	169,711
Fixed assets:		
Property and equipment		
Buildings and structures	1,896,491	1,926,761
Machinery, rolling stock and vehicles	264,091	265,743
Land	2,342,818	2,343,356
Construction in progress	116,547	99,842
Other property and equipment	50,924	53,695
Total property and equipment	4,670,872	4,689,399
Intangible fixed assets	11,408	11,436
Investments and other assets		
Investment securities	103,015	91,001
Deferred tax assets	164,372	167,206
Other investments and other assets	20,028	20,647
Allowance for doubtful accounts	△ 160	△ 166
Total investments and other assets	287,256	278,690
Total fixed assets	4,969,536	4,979,526
Total assets	5,132,265	5,149,238

QUARTERLY CONSOLIDATED BALANCE SHEETS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen	
	As of June 30, 2008	As of March 31, 2008
LIABILITIES		
Current liabilities:		
Trade notes payables	41,973	66,634
Short-term bonds	–	9,998
Short-term borrowings	24,165	21,851
Current portion of long-term debt	147,079	98,990
Current portion of long-term payables	115,486	115,486
Accrued income taxes	38,018	67,475
Accrued bonuses	13,098	24,971
Other current liabilities	197,068	229,902
Total current liabilities	576,890	635,311
Long-term liabilities:		
Bonds	719,854	669,899
Long-term debt	553,349	621,394
Long-term payables	1,830,398	1,830,398
Allowance for large scale renovation of the Shinkansen infrastructure	191,666	183,333
Liabilities for employees' retirement benefits	209,932	209,994
Other long-term liabilities	68,269	68,142
Total long-term liabilities	3,573,471	3,583,162
Total liabilities	4,150,361	4,218,474
EQUITY		
Shareholders' equity		
Common stock	112,000	112,000
Capital surplus	53,588	53,588
Retained earnings	1,096,443	1,049,775
Treasury stock	△ 309,106	△ 309,106
Total shareholders' equity	952,925	906,257
Valuation and translation adjustments		
Unrealized gain on available-for-sale securities	12,911	8,764
Total valuation and translation adjustments	12,911	8,764
Minority interests	16,065	15,741
Total equity	981,903	930,763
Total liabilities and equity	5,132,265	5,149,238

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen
	For the three months ended June 30, 2008
Operating revenues	379,816
Operating expenses:	
Transportation, other services and cost of sales	212,146
Selling, general and administrative expenses	42,766
Total operating expenses	254,913
Operating income	124,902
Nonoperating revenues:	
Interest income	57
Dividend income	862
Insurance proceeds	47
Other	785
Total nonoperating revenues	1,752
Nonoperating expenses:	
Interest expense	7,721
Interest on long-term payables	24,285
Other	302
Total nonoperating expenses	32,309
Ordinary income	94,345
Extraordinary gains:	
Contributions for the construction of railway facilities received	105
Gain on sales of investment securities	73
Other	21
Total extraordinary gains	200
Extraordinary losses:	
Advanced depreciation for construction grants	105
Loss on disposals of property and equipment	650
Loss from exchange of fixed assets	490
Other	178
Total extraordinary losses	1,424
Income before income taxes and minority interests	93,121
Income taxes	37,247
Minority interests in earnings of consolidated subsidiaries	331
Net income	55,542

QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen
	For the three months ended June 30, 2008
Operating activities	
Income before income taxes and minority interests	93,121
Depreciation and amortization	59,377
Increase in allowance for large scale renovation of the Shinkansen infrastructure	8,333
Decrease in provision for employees' retirement benefits	△ 61
Interest and dividend income	△ 919
Interest expense	32,006
Contributions for the construction of railway facilities received	△ 105
Advanced depreciation for construction grants	105
Loss on disposals of property and equipment	1,147
Decrease in trade receivables	14,157
Increase in inventories	△ 3,005
Decrease in trade payables	△ 24,661
Other-net	△ 27,649
Sub-total	151,846
Interest and dividend received	949
Interest paid	△ 2,098
Income taxes-paid	△ 65,525
Net cash provided by operating activities	85,171
Investing activities	
Purchases of property and equipment	△ 91,569
Receipts of contributions for the construction of railway facilities	4,687
Purchases of intangible fixed assets	△ 649
Purchases of investment securities	△ 5,000
Other-net	7,080
Net cash used in investing activities	△ 85,451
Financing activities	
Increase in short-term borrowings	2,314
Decrease in short-term bonds	△ 9,998
Repayments of long-term debt	△ 19,956
Proceeds from issuance of bonds	49,953
Cash dividends paid	△ 8,874
Payment of cash dividends to minority interests	△ 11
Other-net	△ 384
Net cash used in financing activities	13,043
Net increase in cash and cash equivalents	12,763
Cash and cash equivalents, beginning of the period	34,609
Cash and cash equivalents, end of the period	47,373

SEGMENT INFORMATION (Unaudited)

Industrial Segment Information

Fiscal 2009 1st Quarter (For the three months ended June 30, 2008)

(Figures less than one million yen have been rounded down.)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	307,084	47,665	10,300	14,765	379,816	-	379,816
Inter company	3,120	2,100	5,524	13,049	23,794	(23,794)	-
Total	310,204	49,766	15,825	27,814	403,610	(23,794)	379,816
Operating income (loss)	120,019	1,620	3,607	△ 316	124,929	(27)	124,902

(Reference) Statements of the corresponding three-month period of the previous year

1. QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen
	For the three months ended June 30, 2007
Operating revenues	377,410
Operating expenses:	247,320
Transportation, other services and cost of sales	205,564
Selling, general and administrative expenses	41,756
Operating income	130,089
Nonoperating revenues:	1,514
Interest and dividend income	843
Other	671
Nonoperating expenses:	35,468
Interest expense	7,333
Interest on long-term payables	27,825
Other	310
Ordinary income	96,135
Extraordinary gains:	1,950
Contributions for the construction of railway facilities received	1,769
Other	180
Extraordinary losses:	2,339
Advanced depreciation for construction grants	1,767
Other	571
Income before income taxes and minority interests	95,746
Income taxes-current	31,270
Income taxes-deferred	7,808
Minority interests in earnings of consolidated subsidiaries	313
Net income	56,353

2. QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen
	For the three months ended June 30, 2007
Operating activities	
Income before income taxes and minority interests	95,746
Depreciation and amortization	53,397
Interest and dividend income	△ 843
Interest expense	35,158
Decrease in trade receivables	7,849
Decrease in trade payables	△ 21,888
Decrease in payables	△ 32,840
Other-net	6,978
Sub-total	143,557
Interest and dividend received	869
Interest paid	△ 2,687
Income taxes-paid	△ 49,772
Net cash provided by operating activities	91,967
Investing activities	
Purchases of property and equipment and intangible fixed assets	△ 61,901
Other-net	11,059
Net cash used in investing activities	△ 50,841
Financing activities	
Decrease in short-term bonds	△ 44,999
Proceeds from issuance of bonds and long-term debt	39,988
Repayments of long-term debt and long-term payables	△ 9,078
Other-net	△ 5,752
Net cash used in financing activities	△ 19,841
Net increase in cash and cash equivalents	21,284
Cash and cash equivalents, beginning of the period	36,783
Cash and cash equivalents, end of the period	58,067

3. SEGMENT INFORMATION (Unaudited)

Industrial Segment Information

Fiscal 2008 1st Quarter (For the three months ended June 30, 2007)

(Figures less than one million yen have been rounded down.)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	305,873	47,818	9,584	14,133	377,410	—	377,410
Inter company	3,448	2,058	4,950	12,165	22,622	(22,622)	—
Total	309,322	49,876	14,534	26,298	400,032	(22,622)	377,410
Operating expenses	183,886	47,855	11,240	26,821	269,803	(22,482)	247,320
Operating income (loss)	125,436	2,021	3,293	△ 522	130,229	(139)	130,089

Reference Material

[EXHIBIT 1]

Summary of the Consolidated Results for the First Quarter of Fiscal Year 2008

July 29, 2008
Central Japan Railway Company

1. Summary of Operating Results

- While the sense of economic slowdown is generally growing, as for the railway business, the Company's non-consolidated transportation revenues stayed in line with the year-over-year figures due to the firm passenger numbers for the Tokaido Shinkansen resulting from the fact that the Company has been continuously working on the reinforcement of its competitive power and the improvement of services with the emphasis on the Series N700. As for business other than the railway business, the Company achieved an increase in revenues due to the effect of the opening of the "Shin-Yokohama Central Building", etc.
- As for operating expenses, depreciation and amortization increased due to the introduction of the N700 Series, etc.
- Resulting from the above, while nonoperating revenues (expenses) were improved, the first quarter of the fiscal year 2008 recorded an increase in revenues and a decrease in income.

(1) Operating revenues (379.8 billion yen; a 2.4 billion yen or 0.6% increase year-over-year)

- The Company's non-consolidated transportation revenues increased 0.5 billion yen (0.2%) year-over-year to 293.6 billon yen.
  - As for the Tokaido Shinkansen, the Company continued to actively introduce the Series N700 rolling stock, and worked to provide a highly convenient transportation service by the operation of the Series N700 *"Nozomi"* with a train per hour, which was commenced in March this year, the reinforcement of the services connecting the Tokaido and Sanyo Shinkansen directly and the timetable revision, including the stopping of all Shinkansen trains at the Shinagawa and Shin-Yokohama stations. Additionally, the Company worked on the penetration of the "EX-IC (Express IC) Service", a ticket-less service, and sought to stimulate travel demand by running Nara and Kyoto campaigns, etc. As a result, transportation revenues increased 0.5 billion yen (0.2%) to 267.2 billion yen.
  - As for the conventional lines, the passenger numbers were firm for the Chuo and Tokaido lines in the Nagoya area, the frequency of which lines was increased by the timetable revision in March this year, resulting in transportation revenues of 26.3 billion yen in line with the year-over-year figures.
- As for business other than the railway business, the Company worked towards smooth operation of each business - i.e. the commercial facilities, offices and hotel at the "Shin-Yokohama Central Building" opened in March this year; and carried on the renovation of commercial facilities at main stations.

(2) Operating expenses (254.9 billion yen; a 7.5 billion yen or 3.1% increase year-over-year)

- Depreciation and amortization increased 5.9 billion yen, due to the introduction of

the Series N700, etc.

(3) Operating income (124.9 billion yen; a 5.1 billion yen or 4.0% decrease year-over-year)

(4) Nonoperating revenues (expenses) (-30.5 billion yen; a 3.3 billion yen improvement year-over-year)

- Interest expense decreased 3.1 billion yen due to a decline in the average interest rate of long-term debts.

(5) Ordinary income (94.3 billion yen; a 1.7 billion yen or 1.9% decrease year-over-year)

(6) Extraordinary losses (-1.2 billion yen; a 0.8 billion yen decrease year-over-year)

(7) Net income for the quarter (55.5 billion yen; a 0.8 billion yen or 1.4% decrease year-over-year)

2. Summary of Financial Position

- Balance of long-term debts increased 29.9 billion yen to 3,366.1 billion yen over the previous fiscal year due to financing conducted ahead of schedule in order to prepare for repayment of the debts concerning the Shinkansen at the end of July.

3. Forecasted Results of Operations for Fiscal Year 2008

- As for the forecasted results for the second quarter consolidated cumulative period and full fiscal year, the figures announced in April remain unchanged.

Comparison of Passenger-kilometers and Transportation Revenues (First Quarter)

(Unit: Millions of passenger-kilometers, Billions of yen)

				FY 2007	FY 2008	Increase/ (Decrease)	Year-Over-Year (%)
Passenger-kilometers	Shinkansen		Commuter	338	353	15	104.3
			Others	11,143	11,249	105	100.9
			Subtotal	11,482	11,602	120	101.0
	Conventional Lines		Commuter	1,434	1,446	12	100.8
			Others	943	947	4	100.4
			Subtotal	2,377	2,393	16	100.7
	Subtotal		Commuter	1,772	1,799	27	101.5
			Others	12,087	12,196	109	100.9
			Subtotal	13,859	13,994	136	101.0
Transportation Revenues	Passenger Fares	Shinkansen	Commuter	3.9	4.1	0.1	104.8
			Others	262.7	263.0	0.3	100.1
			Subtotal	266.7	267.2	0.5	100.2
		Conventional Lines	Commuter	8.6	8.7	0.1	101.3
			Others	17.6	17.5	(0.0)	99.6
			Subtotal	26.3	26.3	0.0	100.1
		Subtotal	Commuter	12.6	12.9	0.3	102.4
			Others	280.4	280.6	0.2	100.1
			Subtotal	293.0	293.6	0.5	100.2
	Parcel Fare			0.0	0.0	(0.0)	78.3
	Total			293.1	293.6	0.5	100.2

(Notes)
1. The above table contains non-consolidated passenger-kilometers and transportation revenues of the Company.
2. Any fraction, less than one unit, in passenger-kilometers is rounded to the nearest unit.
3. Any fraction, less than one unit, in transportation revenues is disregarded.

Comparative Statement of Income and Retained Earnings for First Quarter (Consolidated)

(Unit: Billions of yen)

Classifications	FY 2007	FY 2008	Increase/ (Decrease)	Year-Over -Year (%)
Operating Revenues	**377.4**	**379.8**	**2.4**	**100.6**
Transportation	305.8	307.0	1.2	100.4
Distribution	47.8	47.6	(0.1)	99.7
Real Estate	9.5	10.3	0.7	107.5
Other Services	14.1	14.7	0.6	104.5
Operating Expenses	**247.3**	**254.9**	**7.5**	**103.1**
Operating Income	**130.0**	**124.9**	**(5.1)**	**96.0**
Nonoperating Income (Loss)	**(33.9)**	**(30.5)**	**3.3**	**90.0**
Nonoperating Revenues	1.5	1.7	0.2	115.7
Nonoperating Expenses	35.4	32.3	(3.1)	91.1
Ordinary Income	**96.1**	**94.3**	**(1.7)**	**98.1**
Extraordinary Gain (Loss)	**(0.3)**	**(1.2)**	**(0.8)**	**314.7**
Extraordinary Gain	1.9	0.2	(1.7)	10.3
Extraordinary Loss	2.3	1.4	(0.9)	60.9
Income before Income Taxes	**95.7**	**93.1**	**(2.6)**	**97.3**
Income Taxes	39.0	37.2	(1.8)	95.3
Minority Interests	0.3	0.3	0.0	105.8
Net Income	**56.3**	**55.5**	**(0.8)**	**98.6**

(Notes) 1. Any fraction less than one unit is disregarded.
2. The breakdown of operating revenues is based on the amount of sales to outside customers, according to industrial segments.

Operating Income (Loss) According to Industrial Segments

(Unit: Billions of yen)

Classifications	Segments	FY 2007	FY 2006	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	Transportation	309.3	310.2	0.8	100.3
	Distribution	49.8	49.7	(0.1)	99.8
	Real Estate	14.5	15.8	1.2	108.9
	Other Services	26.2	27.8	1.5	105.8
	Elimination or Corporate	(22.6)	(23.7)	(1.1)	105.2
	Total	377.4	379.8	2.4	100.6
Operating Income	Transportation	125.4	120.0	(5.4)	95.7
	Distribution	2.0	1.6	(0.4)	80.2
	Real Estate	3.2	3.6	0.3	109.5
	Other Services	(0.5)	(0.3)	0.2	60.5
	Elimination or Corporate	(0.1)	(0.0)	0.1	19.4
	Total	130.0	124.9	(5.1)	96.0

(Notes) 1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

[EXHIBIT 4]

Comparative Balance Sheet for First Quarter (Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2007	At the End of 1Q 2008	Increase/ (Decrease)
Current Assets	**169.7**	**162.7**	**(6.9)**
Fixed Assets	**4,979.5**	**4,969.5**	**(9.9)**
Property and Equipment	4,689.3	4,670.8	(18.5)
Intangible Fixed Assets	11.4	11.4	(0.0)
Investments and Other Assets	278.6	287.2	8.5
Total Assets	**5,149.2**	**5,132.2**	**(16.9)**
Current Liabilities	635.3	576.8	(58.4)
Long-term Liabilities	3,583.1	3,573.4	(9.6)
Total Liabilities	**4,218.4**	**4,150.3**	**(68.1)**
[Long-term Debt]	3,336.1	3,366.1	29.9
Total Equity	**930.7**	**981.9**	**51.1**
Total Liabilities and Equity	**5,149.2**	**5,132.2**	**(16.9)**

(Note) Any fraction less than one unit is disregarded.

Comparative Statement of Cash Flows for First Quarter (Consolidated)

(Unit: Billions of yen)

Classifications	FY 2007	FY 2008	Increase/ (Decrease)
Net Cash Provided by Operating Activities	**91.9**	**85.1**	**(6.7)**
Income Before Income Taxes and Minority Interest	95.7	93.1	(2.6)
Depreciation and Amortization	53.3	59.3	5.9
Other	(57.1)	(67.3)	(10.1)
Net Cash Used in Investing Activities	**(50.8)**	**(85.4)**	**(34.6)**
Purchase of property, equipment and intangible fixed assets	(61.9)	(92.2)	(30.3)
Other	11.0	6.7	(4.2)
[Free Cash Flows (Operations plus Investments)]	[41.1]	[(0.2)]	[(41.4)]
Net Cash Used in Financing Activities	(19.8)	13.0	32.8
Increase (decrease) in Short-term Bonds	(44.9)	(9.9)	35.0
Proceeds from Bonds Issuance	39.9	49.9	9.9
Repayment of Long-term Debt	(9.0)	(19.9)	(10.8)
Other	(5.7)	(6.9)	(1.2)
Net Increase (Decrease) in Cash and Cash Equivalents	**21.2**	**12.7**	**(8.5)**
Cash and Cash Equivalents, Beginning of the Period	**36.7**	**34.6**	**(2.1)**
Cash and Cash Equivalent, End of the Period	**58.0**	**47.3**	**(10.6)**

(Note) Any fraction less than one unit is disregarded.

Comparative Statement of Income and Retained Earnings for First Quarter (Non-consolidated)

(Unit: Billions of yen)

Classifications	FY 2007	FY 2008	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	**309.4**	**310.4**	**1.0**	**100.3**
Transportation	293.1	293.6	0.5	100.2
Other Services	16.3	16.8	0.4	102.9
Operating Expenses	**183.2**	**189.5**	**6.3**	**103.5**
Personnel Expenses	45.9	46.3	0.3	100.7
Non-Personnel Expenses	79.4	79.9	0.5	100.7
Taxes Other Than Income Taxes	7.9	8.0	0.0	100.8
Depreciation and Amortization	49.7	55.2	5.4	110.9
Operating Income	**126.2**	**120.8**	**(5.3)**	**95.8**
Nonoperating Income (Loss)	**(33.4)**	**(30.1)**	**3.3**	**90.0**
Nonoperating Revenues	1.5	1.8	0.2	115.2
Nonoperating Expenses	35.0	31.9	(3.0)	91.2
Ordinary Income	**92.8**	**90.7**	**(2.0)**	**97.8**
Extraordinary Gain (Loss)	**0.8**	**(0.4)**	**(1.2)**	**-**
Extraordinary Gain	2.5	0.1	(2.4)	6.9
Extraordinary Loss	1.7	0.6	(1.1)	36.0
Income before Income Taxes	**93.6**	**90.3**	**(3.3)**	**96.5**
Income Taxes	37.3	35.7	(1.5)	95.7
Net Income	**56.3**	**54.6**	**(1.7)**	**97.0**

(Note) Any fraction less than one unit is disregarded.

Estimated Long-term Debts to be Decreased (Consolidated / Non-Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2007 (Actual Results)	At the End of 1Q 2008 (Actual Results)	At the End of FY 2008 (Estimated)	Estimated Amount of Decrease for Full Fiscal Year
Balance of Long-term Debts (Consolidated)	3,336.1	3,366.1	3,194.1	(142.0)
Balance of Long-term Debts (Non-consolidated)	3,260.1	3,291.9	3,140.1	(120.0)

(Note) Any fraction less than one unit is disregarded.

[TRANSLATION]

RECEIVED

2008 OCT 15 A 11:22

July 14, 2008

To: Whom it may concern

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Name: Central Japan Railway Company

Name of Representative: Masayuki Matsumoto
President and Representative Director
(Code No. 9022, First Section of TSE, OSE and NSE)

Contact Person: Katsumi Miyazawa
General Manager of the Public Relations Department
(Tel. 052-564-2549)

CHANGE IN OFFICERS

Central Japan Railway Company (the "Company") hereby announces that Mr. Harumi Umeda, who was elected as a Corporate Auditor at the ordinary general meeting of shareholders held on June 24, 2008, assumed his office as a Corporate Auditor of the Company as of July 14, 2008.

At the meeting of the Board of Corporate Auditors held on the same day, he was appointed as a Full-time Corporate Auditor.

End of Document

END